UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

LANDS' END, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-09769 (Commission file number)

1 Lands’ End Lane Dodgeville, Wisconsin (Address of principal executive offices)	53595 (Zip code)

Peter L. Gray Chief Commercial Officer, Chief Administrative Officer and General Counsel 608-935-9341
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Lands’ End, Inc. (“Lands’ End” or the “Company”) is a leading digital retailer of solution-based apparel, swimwear, outerwear, accessories, footwear, home products and uniforms. Lands’ End offers products online at www.landsend.com, through third-party distribution channels, our own Company Operated stores and third-party license agreements. Lands’ End also offers products to businesses and schools, for their employees and students, through the Outfitters distribution channel. Lands’ End is a classic American lifestyle brand that creates solutions for life’s every journey.

A copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023, is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at www.landsend.com/sustainability/. The information contained on the Company’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed herewith as Exhibit 1.01. See Item 3.01 below.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC.

Date: May 31, 2024	By: /s/ Peter L. Gray
Name: Peter L. Gray
Title: Chief Commercial Officer, Chief
Administrative Officer and General Counsel